Exhibit 99.1

polypid Ltd.

Notice of EXTRAORDINARY General Meeting of shareholders

to be held on FEBRUARY 4, 2026

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of PolyPid Ltd. (“PolyPid” or the “Company”) will be held on February 4, 2026 at 2:00 p.m. Israel time at the Company’s office, located at 18 Hasivim Street, Petach Tikva 4959376, Israel, for the following purpose:

1.	To approve the compensation terms of Ms. Brooke Story, the chairman of the Company’s board of directors.

The Board of Directors recommends that you vote in favor of the proposed resolution, which is described in the attached proxy statement.

Shareholders of record at the close of business on January 5, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting, as attached to the proxy statement, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and regulations, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

If your shares are registered directly in your name with our transfer agent, Equinity Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this proxy statement to grant your voting proxy directly to Mr. Tal Vilnai, Secretary and General Counsel of the Company, and Orna Blum, Assistant Secretary and Legal Counsel of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, and provide the Company with a copy of your identity card, passport or certification of incorporation, as the case may be. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to any matter that relates to compensation of directors; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Dikla Czaczkes Akselbrad
Chief Executive Officer
December 31, 2025